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From file prm1003

        SPECIMEN - NOT AN OFFICIAL FILING

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THIS SUBMISSION WILL TEST THE ACCEPTANCE OF A FILING
WITH a total of 8 DOCUMENTS. There are FOUR EXHIBITS, the form type and 3 private documents (1 cover letter and 2 correspondence documents).


DOCUMENT NUMBER 1